SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

SCHEIDT & BACHMANN AND OTI TO PROVIDE THE
MASSACHUSETTS BAY TRANSPORTATION AUTHORITY WITH MASS
TRANSIT TICKETING SOLUTIONS
– OTI Receives Initial Order for More Than $500,000 –

Fort Lee, NJ & Moenchengladbach, Germany – December 19, 2005 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5) a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that they will provide smart card technology to Scheidt & Bachmann, one of the world’s leading providers of management systems for mass transit, car parking, petrol stations and railway security, for their Massachusetts Bay Transportation Authority (MBTA) project. OTI´s components will be used for the MBTA´s new mass transit ticketing solution scheduled to go online in 2006. The MBTA is America’s first subway system and one of the largest in the nation with over 1.1 million riders each day.

OTI will supply readers and support software to be integrated into Scheidt & Bachmann´s front end systems consisting of 3,000 fare boxes, ticket vending machines, point-of-sales devices and fare gates. This order follows a successful pilot. Under the new agreement, the system will be installed in all Boston subway stations, Commuter Rail lines and dedicated Retail Sales offices , with installations commencing in 2006. The solution allows the transit card to be used for loyalty programs and tiered fare structures while providing a high level of security and transaction speed. OTI’s readers are also easy to upgrade as new services become available in the future. OTI and Scheidt & Bachmann formed a partnership to provide leading-edge contactless payment solutions to mass transit systems in September 2003. Since, the two companies have successfully launched several projects in large metropolitan areas.

Oded Bashan, President and CEO, OTI, commented, “OTI and Scheidt & Bachmann have successfully implemented several transit projects in North America and we continue to make in-roads in the micro-payment arena as our solutions and technology are second to none. Our agreement with Scheidt & Bachmann for supplying the Massachusetts Bay Transportation Authority is further proof of the growing acceptance of our technology. We are confident that our leadership in contactless smart card technology coupled with Scheidt & Bachmann’s expertise in ticketing management systems will provide the MBTA with a complete turnkey solution.“

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About Scheidt & Bachmann

Scheidt & Bachmann is a family-run company since its foundation in 1872. Today the company is still managed by the founding family in the fifth generation. More than 1500 employees work around the world. While the headquarters is in Mönchengladbach, Germany, subsidiaries and offices are established throughout Europe, the Americas, Asia and Africa. In the US, the headquarter and the major manufacturing facility is located in Burlington, Massachusetts. Innovative system solutions for products and production are the foundation for Scheidt & Bachmann’s success. The four divisions, acting more or less independently develop, produce and market systems for car park and leisure centre installations, protection of railway crossings, fare collection technology and petrol stations. Scheidt & Bachmann´s philosophy to provide State-of-the-Art technology and system solutions, and the systematic way to initiate innovative processes, is one of the reasons why Scheidt & Bachmann is counted as market leader with all its product divisions – in Europe and worldwide. For more information visit: www.Scheidt-Bachmann.de.

OTI Contact:	Media Relations	IR Contact:
Galit Mendelson	Adam Handelsman	David Pasquale/Denise Roche
Director of Corporate Communications	5W Public Relations	The Ruth Group
201 944 5200 ext. 111	212 999 5585	646 536 7006/8
galit@otiglobal.com	ahandelsman@5wpr.com	dpasquale@theruthgroup.com
droche@theruthgroup.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 19th, 2005